UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35523 / April 8, 2025

In the Matter of

Ares Core Infrastructure Fund
Ares Capital Management II LLC
Ares Capital Management LLC
Ares Strategic Income Fund

245 Park Avenue
44th Floor, New York, NY 10167

(812-15687)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(a)(2), 18(c), 18(i) AND 61(a) OF THE
ACT

Ares Core infrastructure Fund, Ares Capital Management II LLC, Ares Capital Management
LLC and Ares Strategic Income Fund filed an application on January 8, 2025, and an amendment
to the application on February 28, 2025, requesting an order under section 6(c) of the Investment
Company Act of 1940 ("Act") granting an exemption from sections 18(a)(2), 18(c), 18(i) and
61(a) of the Act. The order permits certain closed-end management investment companies that
have elected to be regulated as business development companies to issue multiple classes of
shares with varying sales loads and to impose asset-based distribution and/or service fees.

On March 12, 2025, a notice of the filing of the application was issued (Investment Company
Act Release No. 35494). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly, in the matter of Ares Core Infrastructure Fund, et al., (File No. 812-15687),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(a)(2), 18(c), 18(i) and 61(a) of the Act is granted, effective immediately, subject to the condition in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.